Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

MAY 31, 2023 AND 2022

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at May 31, 2023 and November 30, 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at May 31,	As at November 30,
	Notes	2023	2022
		($)	($)
Assets
Current assets
Cash and cash equivalents	6	26,039	8,325
Other receivables		655	374
Prepaid expenses and deposits		1,405	475
Short-term investment		22	24
		28,121	9,198
Non-current assets
Reclamation deposits	8	494	524
Land, property and equipment	4	1,990	1,826
Exploration and evaluation assets	5	58,232	56,788
Investment in joint venture		1,189	1,154
Long-term investments	3	60,403	77,839
		150,429	147,329

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,995	1,721
Due to joint venture		29	28
Due to related parties	12	21	170
Lease liabilities		83	90
Withholding taxes payable		172	156
Margin loan payable	7	4,333	8,824
		6,633	10,989
Non-Current Liabilities
Lease liabilities		125	162
Rehabilitation provisions	8	785	791
Deferred tax liability		440	296
		7,983	12,238

Equity
Issued capital	9	161,881	150,879
Reserves	9	13,135	11,930
Retained earnings		35,206	27,984
Accumulated other comprehensive loss		(71,997)	(55,702)
Total equity attributable to shareholders of the Company		138,225	135,091
Non-controlling interests	10	4,221	-
		142,446	135,091
		150,429	147,329

Commitments (Note 14)

Subsequent events (Note 15)

Approved and authorized for issue by the Board of Directors on July 13, 2023.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended May 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months		For the six months
		ended May 31,		ended May 31,
	Notes	2023	2022	2023	2022
		($)	($)	($)	($)
Expenses
Consulting fees		57	46	130	106
Depreciation	4	39	54	83	104
Directors' fees, salaries and benefits	12	537	335	946	602
Exploration expenses	5	700	723	1,299	1,071
General and administrative		2,058	1,063	3,736	2,433
Professional fees		1,566	685	2,756	1,227
Share-based compensation	9,10	1,029	433	1,904	1,116
Share of loss on investment in joint venture		13	20	13	22
Recovery on grant of mineral property option	5	-	-	(1,134)	-
		5,999	3,359	9,733	6,681
Operating loss		(5,999)	(3,359)	(9,733)	(6,681)

Other items
Dividend income		287	255	574	255
Unrealized loss on long-term investments	3	(45)	-	(70)	-
Gain on government loan forgiveness		-	10	-	10
Loss on modification of margin loan	7	(129)	-	(259)	-
Interest income		103	6	189	11
Other income		-	4	-	4
Accretion of rehabilitation provisions	8	(8)	(3)	(17)	(5)
Financing costs	7	(444)	(409)	(958)	(802)
Net foreign exchange loss (gain)		101	(29)	6	3
Net loss for the period before taxes		(6,134)	(3,525)	(10,268)	(7,205)
Current income tax expense		(15)	-	(15)	-
Deferred income tax recovery (expense)		(925)	662	(2,903)	1,268
Net loss for the period		(7,074)	(2,863)	(13,186)	(5,937)

Attributable to:
Shareholders of the Company		(6,924)	(2,863)	(13,036)	(5,937)
Non-controlling interests		(150)	-	(150)	-
Net loss for the period		(7,074)	(2,863)	(13,186)	(5,937)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		2	(16)	(2)	(10)
Unrealized loss on long-term investments	3	(6,802)	(29,690)	(20,092)	(55,592)
Deferred tax recovery on long-term investments	3	915	4,008	2,712	7,505
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		281	1,103	1,087	1,862
Total comprehensive loss for the period		(12,678)	(27,458)	(29,481)	(52,172)

Attributable to:
Shareholders of the Company		(12,528)	(27,458)	(29,331)	(52,172)
Non-controlling interests	10	(150)	-	(150)	-
Total comprehensive loss for the period		(12,678)	(27,458)	(29,481)	(52,172)

Net loss per share, basic and diluted		(0.04)	(0.02)	(0.08)	(0.04)

Weighted average number of shares outstanding, basic and diluted		168,724,064	152,346,495	167,814,112	151,355,575

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended May 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

						Accumulated	Attributable
					Retained	Other	to Shareholders	Non-
		Number of	Issued		Earnings	Comprehensive	of the	controlling
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2021		150,242,110	131,082	10,107	41,184	(6,669)	175,704	-	175,704
Options exercised	9	686,501	1,510	(426)	-	-	1,084	-	1,084
Restricted share rights vested	9	37,500	82	(82)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		2,869,312	5,924	-	-	-	5,924	-	5,924
Agents' fees and issuance costs		-	(148)	-	-	-	-148	-	(148)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets		10,000	24	-	-	-	24	-	24
Share-based compensation	9	-	-	1,116	-	-	1,116	-	1,116
Deferred tax benefits of share issuance costs		-	(3)	-	-	-	-3	-	(3)
Other comprehensive loss		-	-	-	-	(46,235)	(46,235)	-	(46,235)
Net loss for the period		-	-	-	(5,937)	-	(5,937)	-	(5,937)
Balance at May 31, 2022		153,845,423	138,471	10,715	35,247	(52,904)	131,529	-	131,529
Options exercised	9	5,000	6	(3)	-	-	3	-	3
Restricted share rights vested	9	35,064	58	(58)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		9,784,331	12,528	-	-	-	12,528	-	12,528
Agents' fees and issuance costs		-	(312)	-	-	-	(312)	-	(312)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets		-	-	-	-	-	-		-
Share-based compensation	9	-	-	1,276	-	-	1,276	-	1,276
Deferred tax benefits of share issuance costs		-	128	-	-	-	128	-	128
Other comprehensive loss		-	-	-	-	(2,798)	(2,798)	-	(2,798)
Net loss for the period		-	-	-	(7,263)	-	(7,263)	-	(7,263)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091	-	135,091
Options exercised	9	573,993	939	(231)	-	-	708	-	708
Restricted share rights vested	9	141,926	230	(230)	-	-	-	-	-
US GoldMining									-
Net proceeds from Initial Public Offering	10	-	-	-	20,707	-	20,707	3,402	24,109
Restricted shares vested, warrants exercised, and open market shares purchases by GoldMining	10	-	-	-	(646)	-	(646)	928	282
At-the-Market offering:
Common shares issued for cash	9	5,797,627	10,036	-	-	-	10,036	-	10,036
Agents' fees and issuance costs	9	-	(251)	-	-	-	(251)	-	(251)
Share-based compensation	9,10	-	-	1,666	197	-	1,863	41	1,904
Deferred tax benefits of share issuance costs		-	48	-	-	-	48	-	48
Other comprehensive loss		-	-	-	-	(16,295)	(16,295)	-	(16,295)
Net loss for the period		-	-	-	(13,036)	-	(13,036)	(150)	(13,186)
Balance at May 31, 2023		170,183,364	161,881	13,135	35,206	(71,997)	138,225	4,221	142,446

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and six months ended May 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the six months ended
	May 31,
	2023	2022
	($)	($)
Operating activities
Net loss for the period	(13,186)	(5,937)
Adjustments for items not involving cash:
Depreciation	83	104
Accretion	17	5
Financing costs	958	802
Share of loss on investment in joint venture	13	22
Share-based compensation	1,904	1,116
Unrealized loss on long-term investments	70	-
Loss on loan modification	259	-
Gain on government loan forgiveness	-	(10)
Deferred income tax expense (recovery)	2,903	(1,268)
Recovery on grant of mineral property option	(1,134)	-
Net unrealized foreign exchange loss (gain)	131	(133)
Net changes in non-cash working capital items:
Other receivables	(281)	16
Prepaid expenses and deposits	(966)	(66)
Accounts payable and accrued liabilities	(53)	119
Withholdings taxes payable	16	-
Due to related parties	(149)	17
Cash used in operating activities	(9,415)	(5,213)

Investing activities
Investment in exploration and evaluation assets	(501)	(110)
Purchase of long-term investments	(1,592)	(3,778)
Investment in joint venture	(3)	(78)
Purchase of equipment	(14)	(35)
Reclamation deposit	30	-
Cash used in investing activities	(2,080)	(4,001)

Financing activities
Net proceeds from At-the-Market offering	9,785	5,776
Net proceeds from US GoldMining IPO	24,256	-
Proceeds from US GoldMining warrant exercises	3,685	-
Proceeds from common shares issued upon exercise of options	708	1,084
Open market purchases of US GoldMining shares	(3,403)	-
Payment of lease liabilities	(52)	(55)
Payment of government loan	-	(30)
Principal payment of margin loan	(5,116)	-
Interest paid on margin loan	(716)	(475)
Cash generated from financing activities	29,147	6,300

Effect of exchange rate changes on cash	62	(15)

Net increase (decrease) in cash and cash equivalents	17,714	(2,929)
Cash and cash equivalents
Beginning of period	8,325	11,658
End of period	26,039	8,729

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009 and continued under the Canada Business Corporations Act (Canada) on December 6, 2016.  Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("US GoldMining"), completed its initial public offering (the "Offering") (Note 10.1). US GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "US GoldMining Shares" and "US GoldMining Warrants") are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively. After the completion of the Offering, GoldMining owned 9,622,491 US GoldMining Shares and 122,490 US GoldMining Warrants, representing approximately 79.3% of the outstanding shares of US GoldMining.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2022 and 2021. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and six month periods ended May 31, 2023 were authorised for issue by the Company's Board of Directors on July 13, 2023.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements except as follows:

Assets under construction

Assets under construction consists of expenditures incurred for the rehabilitation of existing Whistler Project camp facilities and the construction of additional facilities. Costs incurred during construction that are directly attributable to bringing an asset into working condition for its intended use are capitalized; costs that are not necessary in readying an asset for use are recognized as an expense as incurred. Assets under construction are transferred to other respective asset classes and are depreciated when they are completed and available for use.

3.	Long-term Investments

As at May 31, 2023, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC") and NevGold Corp. ("NevGold"), measured at fair value through other comprehensive income ("FVTOCI") and warrants held in NevGold, measured at fair value through profit and loss ("FVTPL"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended May 31, 2023, the Company recorded an unrealized loss of $6,802 (three months ended May 31, 2022: unrealized loss of $29,690) and a deferred tax recovery of $915 (three months ended May 31, 2022: deferred tax recovery of $4,008) in other comprehensive loss relating to its long-term investments. During the six months ended May 31, 2023, the Company recorded an unrealized loss of $20,092 (six months ended May 31, 2022: unrealized loss of $55,592) and a deferred tax recovery of $2,712 (six months ended May 31, 2022: deferred tax recovery of $7,505) in other comprehensive loss relating to its long-term investments. Refer to tables below for movement in long-term investments measured at FVTOCI.

Investment in Gold Royalty Corp.

The Company's investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. 20.7 million of the GRC shares held by the Company are pledged as security for the Company's margin loan (Note 7).

During the three and six months ended May 31, 2023, the Company acquired 77,962 and 122,594, respectively, of GRC common shares for $211 and $342, respectively, including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

On December 1, 2022, the Company entered into an agreement to purchase 2,976,200 units ("Units") of NevGold in a brokered private placement, which closed on December 5, 2022, for a total purchase price of $1,250 (Note 5). Each Unit, priced at $0.42 per Unit, consisted of one common share of NevGold (each, a "NevGold Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "NevGold Warrant") of NevGold. Each NevGold Warrant entitles the holder to purchase one Common Share at an exercise price of $0.60 until December 5, 2024.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

At initial recognition, the purchase price of $1,250 was allocated to the value of the NevGold Common Shares and NevGold Warrants. The fair value of the NevGold Common Shares was determined to be $1,042 based on quoted market prices. The initial fair value of the NevGold Warrants of $208 was determined on a residual basis. The NevGold Warrants are subsequently measured at FVTPL.

The fair value of the NevGold Warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	May 31, 2023	November 30, 2022
Risk-free interest rate	4.22%	-
Expected life (years)	1.52	-
Expected volatility	83.80%	-
Estimated dividend yield	0.00%	-

On January 1, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project (Note 5), the Company received 3,658,536 common shares of NevGold with a fair value of $1,134.

The following outlines the movement of the Company's long-term investments in GRC and NevGold during the six months ended May 31, 2023, and the year ended November 30, 2022:

			As at November 30,				As at May 31,
			2022				2023
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Fair Value ($)
Investment in GRC	-	21,301,253	75,557	342	(20,094)	-	55,805
Investment in NevGold - shares	-	12,560,661	2,282	2,176	2	-	4,460
Investment in NevGold - warrants	1,488,100	-	-	208	-	(70)	138
			77,839	2,726	(20,092)	(70)	60,403

			As at November 30,				As at November 30,
			2021				2022
	Number of warrants	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Fair Value ($)
Investment in GRC	-	21,178,659	130,090	5,187	(59,720)	-	75,557
Investment in NevGold - shares	-	5,925,925	-	3,489	(1,207)	-	2,282
			130,090	8,676	(60,927)	-	77,839

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4.	Land, Property and Equipment

	Land	Buildings and Camp Structures	Assets under Construction	Office Equipment	Right-of- Use Assets (Office and) warehouse space)	Exploration Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2021	1,010	1,193	-	141	348	227	347	3,266
Additions	-	-	-	35	216	-	-	251
Change in reclamation estimate	-	(88)	-	-	-	-	-	(88)
Disposition	-	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	50	58	-	10	(4)	13	18	145
Balance at November 30, 2022	1,060	1,163	-	186	516	240	365	3,530
Additions	-	-	217	14	-	-	-	231
Change in reclamation estimate	-	(10)	-	-	-	-	-	(10)
Impact of foreign currency translation	13	14	-	9	2	4	5	47
Balance at May 31, 2023	1,073	1,167	217	209	518	244	370	3,798

Accumulated Depreciation
Balance at November 30, 2021	-	575	-	118	210	226	347	1,476
Depreciation	-	68	-	44	97	1	-	210
Disposition	-	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	-	31	-	8	(8)	13	18	62
Balance at November 30, 2022	-	674	-	170	255	240	365	1,704
Depreciation	-	22	-	13	48	-	-	83
Impact of foreign currency translation	-	8	-	2	2	4	5	21
Balance at May 31, 2023	-	704	-	185	305	244	370	1,808

Net Book Value
At November 30, 2022	1,060	489	-	16	261	-	-	1,826
At May 31, 2023	1,073	463	217	24	213	-	-	1,990

5.	Exploration and Evaluation Assets

	For the three months ended		For the six months ended
	May 31,		May 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Balance at the beginning of period	57,738	55,166	56,788	54,475
Mineral rights and property acquired	-	134	-	134
Mineral property option payments	279	-	501	-
	58,017	55,300	57,289	54,609
Change in reclamation estimate	(5)	(5)	(17)	(11)
Foreign currency translation adjustments	220	1,024	960	1,721
Balance at the end of period	58,232	56,319	58,232	56,319

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Exploration and evaluation assets on a project basis are as follows:

	May 31,	November 30,
	2023	2022
	($)	($)
La Mina	14,940	14,326
Titiribi	12,172	12,027
Crucero	7,142	7,056
Yellowknife	7,073	7,090
Cachoeira	6,322	6,086
São Jorge	5,326	5,128
Surubim	2,126	1,989
Yarumalito	1,687	1,668
Whistler	995	984
Batistão	239	230
Montes Áureos and Trinta	182	176
Rea	28	28
Total	58,232	56,788

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares").

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

o	January 1, 2023: $1,500 (completed)
o	July 1, 2023: $1,500 (completed subsequent to period end)(Note 15)
o	January 1, 2024: $3,000

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project totaling $2,250, comprised of $1,500 (completed) on or before June 1, 2023, and a further $750 on or before December 31, 2023.

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:
o	$500 on completion of a positive Preliminary Economic Assessment
o	$2,500 on completion of a positive Preliminary Feasibility Study
o	$4,500 on completion of a positive Feasibility Study

GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1,250 and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. The Company completed the purchase of shares in NevGold with a value of $1,250 on December 5, 2022 (Note 3).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

On January 1, 2023, pursuant to the Option Agreement, the Company received 3,658,536 common shares of NevGold with a fair value of $1,134 (Note 3). As the carrying value of the Almaden Project was $nil on the date of the receipt of the option payment, the Company recorded a recovery on grant of mineral property option of $1,134.

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

					For the period from
	For the three months ended		For the six months ended		incorporation,
	May 31,		May 31,		September 9, 2009, to
	2023	2022	2023	2022	May 31, 2023
	($)	($)	($)	($)	($)
Whistler	277	50	451	86	4,040
La Mina	122	398	366	535	3,053
São Jorge	83	93	133	131	1,551
Yarumalito	91	15	121	24	287
Titiribi	51	86	110	140	2,213
Rea	55	11	60	18	358
Cachoeira	18	11	37	19	6,805
Yellowknife	2	10	18	42	1,287
Almaden	1	49	2	75	314
Crucero	-	-	1	-	436
Surubim	-	-	-	-	210
Other Exploration Expenses	-	-	-	1	3,419
Total	700	723	1,299	1,071	23,973

6.	Cash and Cash Equivalents

	May 31,	November 30,
	2023	2022
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	3,583	5,425
Guaranteed Investment Certificates	22,456	2,900
Total	26,039	8,325

7.	Margin Loan Payable

On October 28, 2021, as amended on July 27, 2022, October 27, 2022 and May 25, 2023, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) is subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) is secured by 20,700,000 shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. In addition, the Company paid a one-time facility fee equal to 1.50% of the Facility. The Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity.

In February 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were amended in light of existing market conditions.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

In May 2023, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early prepayment fees and the Facility's margin and pricing requirements were amended in light of existing market conditions. As of May 31, 2023, the outstanding principal is $4.6 million (US$3.4 million). Subsequent to the quarter ended May 31, 2023, the Facility was amended (Note 15).

During the three and six months ended May 31, 2023, the Company recorded a loss on modification of margin loan of $129 and $259, respectively, as a result of executing amendments to the Facility.

The following outlines the movement of the margin loan during the six months ended May 31, 2023, and the year ended November 30, 2022:

	US$	$
Balance at November 30, 2021	9,767	12,482
Interest expense	625	795
Interest paid	(377)	(475)
Unrealized foreign exchange gain	-	(136)
Balance at May 31, 2022	10,015	12,666
Less: transaction costs and fees	(150)	(203)
Principal repayment	(2,882)	(3,696)
Interest expense	711	937
Interest paid	(500)	(656)
Gain on modification of margin loan	(615)	(834)
Unrealized foreign exchange loss	-	610
Balance at November 30, 2022	6,579	8,824
Principal repayment	(3,753)	(5,116)
Interest expense	703	950
Interest paid	(527)	(716)
Loss on modification of margin loan	190	259
Unrealized foreign exchange loss	-	132
Balance at May 31, 2023	3,192	4,333

8.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	May 31,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (US$)	235	235
Life expectancy (years)	2	3
Inflation rate	3.14%	3.48%
Discount rate	4.40%	4.13%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $490 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2025 and is valued under the following assumptions:

	May 31,	November 30,
	2023	2022
Undiscounted amount of estimated cash flows (CAD$)	490	490
Life expectancy (years)	2	3
Inflation rate	2.80%	3.00%
Discount rate	4.22%	3.64%

Reclamation deposits totalling $494 (November 30, 2022 - $524) in cash have been posted with the Mackenzie Valley Land and Water Board and are held by Crown-Indigenous Relations and Northern Affairs Canada and the Government of the Northwest Territories for land use permits and a water license on the Yellowknife Project.

The following table summarizes the movements in the rehabilitation provisions:

	May 31,	November 30,
	2023	2022
	($)	($)
Balance at the beginning of year	791	900
Accretion	17	19
Change in estimate	(27)	(145)
Foreign currency translation adjustments	4	17
Total	785	791

9.	Share Capital

9.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program"). The 2021 Distribution Agreement allows the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. The 2021 Distribution Agreement was terminated on December 30, 2022.

On December 30, 2022, the Company entered into a new ATM Program which replaces the previous ATM program which was set to expire on January 1, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

During the three months ended May 31, 2023, the Company issued 1,657,709 common shares under the ATM Program for gross proceeds of $2,403, with aggregate commissions paid to agents of $60.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the six months ended May 31, 2023, the Company issued 5,797,627 common shares under the ATM Program for gross proceeds of $10,036, with aggregate commissions paid to agents of $251.

9.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2021	37	6,529	3,541	10,107
Options exercised	-	(426)	-	(426)
Restricted share rights vested	(82)	-	-	(82)
Share-based compensation	65	1,051	-	1,116
Balance at May 31, 2022	20	7,154	3,541	10,715
Options exercised	-	(3)	-	(3)
Restricted share rights vested	(58)	-	-	(58)
Share-based compensation	73	1,203	-	1,276
Balance at November 30, 2022	35	8,354	3,541	11,930
Options exercised	-	(231)	-	(231)
Restricted share rights vested	(230)	-	-	(230)
Share-based compensation	278	1,388	-	1,666
Balance at May 31, 2023	83	9,511	3,541	13,135

9.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company, or any of its subsidiaries and employees of a person or company which provides services to the Company, or any of its subsidiaries as eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance of Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2021	12,444,150	1.63
Granted	293,945	2.07
Exercised(1)	(700,520)	1.59
Expired	(65,000)	1.68
Balance at May 31, 2022	11,972,575	1.65
Granted	4,400,500	1.58
Exercised	(5,000)	0.78
Cancelled/Forfeited	(175,000)	2.01
Expired	(2,190,000)	1.70
Balance at November 30, 2022	14,003,075	1.61
Granted	125,000	1.38
Exercised(2)	(579,500)	1.24
Cancelled/Forfeited	(17,500)	1.83
Expired	(293,380)	1.61
Balance at May 31, 2023	13,237,695	1.63
(1)

During the three and six months ended May 31, 2022, the Company issued 493,750 and 686,501 common shares at weighted average trading prices of $2.36 and $2.26 respectively. The common shares were issued pursuant to the exercise of 700,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)

During the three and six months ended May 31, 2023, the Company issued 301,993 and 573,993 common shares at weighted average trading prices of $1.48 and $1.51 respectively. The common shares were issued pursuant to the exercise of 579,500 share options, of which 1,993 common shares were issued pursuant to the exercise of 7,500 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended May 31, 2023	Six months ended May 31, 2022
Risk-free interest rate	3.82%	2.10%
Expected life (years)	2.83	2.83
Expected volatility	56.80%	61.57%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.13%	5.41%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of May 31, 2023, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78	-	$0.96	1,837,500	0.79	0.50	1,837,500	0.79	0.50
$0.97	-	$1.57	2,482,000	1.11	1.72	2,292,000	1.09	1.49
$1.58	-	$1.60	4,145,500	1.60	4.48	2,072,750	1.60	4.48
$1.61	-	$1.83	2,498,750	1.83	3.45	2,498,750	1.83	3.45
$1.84	-	$3.38	2,273,945	2.71	2.58	2,242,630	2.72	2.57
			13,237,695	1.63	2.89	10,943,630	1.64	2.56

The fair value of the Options recognized as share-based compensation expense during the three and six months ended May 31, 2023, was $693 and $1,388, respectively, (three and six months ended May 31, 2022: $413 and $1,051, respectively), using the Black-Scholes option pricing model.

9.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2021	62,500	2.04
Vested	(37,500)	2.17
Balance at May 31, 2022	25,000	1.83
Granted	239,490	1.60
Vested	(35,064)	1.68
Balance at November 30, 2022	229,426	1.61
Vested	(141,926)	1.62
Balance at May 31, 2023	87,500	1.60

The fair value of the RSRs recognized as share-based compensation expense during the three and six months ended May 31, 2023 was $109 and $286 (three months ended May 31, 2022: $20 and $65).

10.	Non-Controlling Interests

10.1	US GoldMining Initial Public Offering and other equity transactions

US GoldMining Initial Public Offering

On April 19, 2023, US GoldMining entered into an underwriting agreement for an offering of 2,000,000 units of US GoldMining (the "Units") at a price of US$10.00 per Unit. Each Unit consists of one common share and one common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of US$13.00 per share until April 24, 2026.

On April 24, 2023 (the "Closing Date"), US GoldMining issued 2,000,000 Units at a price of US$10.00 per Unit for gross proceeds of $27.1 million (US$20.0 million), which included GoldMining's purchase of 122,490 Units in the Offering for total consideration of $1.7 million (US$1.2 million). In connection with the Offering, US GoldMining incurred securities issuance costs of $1.3 million (US$1.0M), of which $0.9 million (US$0.7 million) represented cash fees paid to the Underwriters. The Offering proceeds are designated for US GoldMining's operational activities and are not available for use by GoldMining or other subsidiaries of GoldMining.

The US GoldMining offering was to unlock value by creating a separate standalone public company to advance the Whistler Project, without diluting GoldMining's capital structure.

As at May 31, 2023, GoldMining held 9,878,261 US GoldMining Shares, or approximately 80% of US GoldMining's outstanding common shares and 122,490 US GoldMining Warrants and has common management and a common director of GoldMining. Based on the analysis performed, the Company concluded that subsequent to US GoldMining's Offering, it continues to have control over US GoldMining and consolidates the entity.  US GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to US GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI").  The NCI in US GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity.  As of and for the three and six month periods ended May 31, 2023, the NCI in these consolidated financial statements solely relate to US GoldMining.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Other US GoldMining Equity Transactions

During the three and six months ended May 31, 2023, the Company recorded a dilution loss of $646 and an increase to NCI of $928 as a result of the following transactions:

●	GoldMining acquired 255,770 shares of US GoldMining for $3,403 including transaction costs, through open market purchases over the facilities of Nasdaq.
●	US GoldMining issued 210,513 shares for gross proceeds of $3,685 as a result of warrant exercises during the period.
●	285,750 of US GoldMining's performance based restricted shares vested (Note 10.3).

As a result of the equity offering and the other aforementioned transactions, the NCI in US GoldMining increased from nil to 17.66%, resulting in the recognition of a net dilution gain of $20,061, which was recorded to equity during the three and six months ended May 31, 2023 and the recognition of a NCI in the Company's statements of financial position of $4,221 as at May 31, 2023.

The following table shows the assets and liabilities of US GoldMining:

May 31,
2023
($)
Assets
Cash and cash equivalents	24,523
Prepaid expenses and deposits	701
Other receivables	239
Assets under construction	217
25,679
Liabilities
Accounts payable and accrued liabilities	1,388
Rehabilitation provision	311
Withholdings taxes payable	172
1,871

10.2	US GoldMining Stock Options

On February 6, 2023, US GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of US GoldMining or its subsidiaries to remain in the service of US GoldMining or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number of common shares issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common shares issued and outstanding.

On May 4, 2023, US GoldMining granted 82,500 stock options at an exercise price of US$10.00 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.47%, expected life of 3 years, expected dividend yield of 0%, estimated forfeiture rate of 0% and expected volatility of 61.34%. As there is limited trading history of US GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector US GoldMining operates over a period similar to the expected life of the share options.

During the three and six months ended May 31, 2023, US GoldMining recognized share-based compensation expense of $149 for share options granted by US GoldMining. As at May 31, 2023, the number of US GoldMining share options outstanding was 82,500 at a weighted average exercise price of US$10.00 per share and a weighted average remaining contractual life of 4.93 years.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.3	US GoldMining Restricted Shares

On September 23, 2022, the US GoldMining adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of US GoldMining or its subsidiaries to remain in the service of US GoldMining or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in the US GoldMining.

On September 23, 2022, US GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of US GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration. The performance conditions are as follows:

(a)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not completed equity financing(s) in an aggregate amount of at least US$15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of US GoldMining's outstanding shares or all or substantially all of US GoldMining's assets to a third-party, referred to as an "Exit Transaction", provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of US GoldMining's business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing US GoldMining's place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an "IPO Event"(performance condition met);

(b)

with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values US GoldMining's business at a minimum of US$100,000,000 prior to the date that is two years after the date of grant of such award (performance condition met);

(c)

with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be US GoldMining's or US GoldMining's affiliates' director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

(d)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(e)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a share price of US$15.00 prior to the date that is four years after the date of grant of such award (performance condition met);

(f)

with respect to 15% of the performance based restricted shares of common stock, if US GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of shares of US GoldMining's outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US GoldMining's common stock is listed prior to the date that is five years after the date of grant of such award; or

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

(g)

with respect to 10% of the performance based restricted common stock, if US GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (f) and (g) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event that US GoldMining files the disclosure specified in Subpart 1300 of the U.S. Securities and Exchange Commission (“SEC”) Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101, Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator (the “Securities Filing”) that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by US GoldMining of 3,000,000 additional gold or gold equivalent ounces from the amount reported on the disclosure specified in US GoldMining's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 shares of the Restricted Shares will be deemed Released Shares as of the date of such Securities Filing (or if such amount exceeds the number of shares of Restricted Shares that have not yet become Released Shares at the time, such lesser number of shares of Restricted Shares) reducing, on a proportional basis, the number of unvested shares of Restricted Shares subject to each vesting condition.

During the three and six months ended May 31, 2023, US GoldMining recognized share-based compensation expense of $49 and $51 (three and six months ended May 31, 2022 - $nil and $nil), respectively, related to US GoldMining's Restricted Shares.

10.4	US GoldMining Warrants

The number of US GoldMining common share purchase warrants outstanding as at May 31, 2023 was 1,789,487 at an exercise price of US$13.00 per share and with a weighted average remaining contractual life of 2.90 years.

	Number of Warrants	Weighted Average Exercise Price
		(US$)
Balance at November 30, 2022	-	-
Common share purchase warrants issued at the IPO	2,000,000	13.00
Exercised	(210,513)	13.00
Balance at May 31, 2023	1,789,487	13.00

11.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rates. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

11.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2023	2022
	($)	($)
Assets
United States Dollar	80,668	80,053
Brazilian Real	37	44
Colombian Peso	108	392
Total	80,813	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $5,460.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at May 31, 2023 would have an impact, net of tax, of approximately $4,827 on other comprehensive loss for the six months ended May 31, 2023. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at May 31, 2023 would have an impact of $1,955 on net loss for the six months ended May 31, 2023.

11.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in the 3-month USD Adjusted Term SOFR would not have a significant impact on net loss for the six months ended May 31, 2023. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents with Schedule I chartered banks in Canada and their US affiliates.

11.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at May 31, 2023, the Company has working capital (current assets less current liabilities) of $21,488.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan and withholding taxes payable are expected to be realized or settled within a one-year period. US GoldMining's cash and cash equivalents of $24,523 and other assets are not available for use by GoldMining or other subsidiaries of GoldMining (Note 10.1).

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 1.22 million warrants of Nasdaq listed US GoldMining (closing share and warrant trading prices as of May 31, 2023 of US$14.90 and US$1.90, respectively, with a fair value of US$147.4 million), 21.30 million shares of NYSE listed Gold Royalty Corp. (closing share price as of May 31, 2023 of US$1.93 reflects a fair value of US$41.1 million), 12.56 million shares of NevGold (fair value of $4.5 million) and received dividends of $574 from GRC during the six months ended May 31, 2023. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the US GoldMining, GRC and NevGold shares after the maturity of the existing Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

11.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at May 31, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $5,213 on other comprehensive loss for the six months ended May 31, 2023.

12.	Related Party Transactions

12.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and six months ended May 31, 2023, the Company incurred $43 and $49 (three and six months ended May 31, 2022: $60 and $96) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. $5 was payable to such related party as at May 31, 2023 (November 30, 2022: $nil). As at May 31, 2023, prepaid expenses includes $500 (November 30, 2022: $nil) in service fees paid to Blender Media.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Related party transactions are based on the amounts agreed to by the parties. During the six months ended May 31, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

12.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and six months ended May 31, 2023:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Management fees	48	41	95	82
Director and officer fees	110	106	207	169
Share-based compensation	536	314	1,022	656
Total	694	461	1,324	907

As at May 31, 2023, $16 was payable to key management personnel for services provided to the Company (November 30, 2022: $170). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

13.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at May 31,	As at November 30,	As at May 31,	As at November 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Canada	68,314	85,814	5,619	10,759
Colombia	30,186	29,411	14	12
Brazil	15,390	14,762	94	89
Peru	7,142	7,056	-	-
United States	1,276	1,088	2,256	1,378
Total	122,308	138,131	7,983	12,238

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Total operating loss		Total operating loss
	For the three months ended		For the six months ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
	($)	($)	($)	($)
Canada	2,255	2,299	5,385	5,090
United States	3,115	170	3,104	250
Colombia	327	612	730	899
Brazil	278	263	486	424
Peru	24	14	28	17
Paraguay	-	1	-	1
Total	5,999	3,359	9,733	6,681

14.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($832) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Surubim Project

Jarbas Agreement

The Company was required to make the following remaining payment:

●	US$628,660 (payable in R$ equivalent) in December 2022 (see below).

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire the La Garrucha concession by making the following remaining optional payments:

●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

In addition to the aforementioned agreements, as of May 31, 2023, the Company is currently renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Whistler Project

Subsequent to May 31, 2023, US GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement includes an approved work order totaling $7.1 million (US$5.3 million), for the period of June 1, 2023 to February 29, 2024.

Future rental payments are as follows:

			Amount ($)
Due within 1 year			123
1	–	3 years	1
3	–	5 years	-
More than 5 years			-
Total			124	(1)
(1)	Includes $13 related to low value assets and $111 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities. Additionally, in May 2023, the Company entered into an office sublease agreement for office space in Vancouver, British Columbia with a term of 5 years and 4 months commencing August 1, 2023 and expiring on November 29, 2028. The monthly payment pursuant to the sublease agreement is $14 per month.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2023 and 2022 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

15.	Subsequent Events

Subsequent to May 31, 2023, the Company issued 3,876,674 ATM Shares under the ATM Program for gross proceeds of approximately $4.8 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.1 million.

On July 13, 2023, pursuant to the Option Agreement signed with NevGold (Note 5) the Company received 4,109,589 common shares of NevGold, which equates to $1,500 issued at $0.365 per share representing the 30-day VWAP share price in accordance with the terms of the agreement.  Unless permitted under securities legislation, the NevGold Shares can not be traded before November 14, 2023.

Subsequent to May 31, 2023, the Facility was further amended and the Company repaid an amount of US$1.15 million in June 2023 without incurring early re-payment fees and a further US$1.15 million repayment is due on or before July 31, 2023 and the Facility maturity date was revised to August 30, 2023.  In addition, a one-time Facility amendment fee of US$50,000, is due on August 30, 2023.